

October 7, 2013

Via E-mail
Katrin M. Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re:** **Seven Arts Entertainment Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2013**
> **File No. 001-34250**

Dear Ms. Hoffman:

We have reviewed your responses to the comments in our letter dated September 23, 2013 and have the following additional comments.

General Information, page 1

Record Date and Voting Rights, page 1

1. Please revise the last two bullet points on page 2 to clarify that such votes are non-binding.

Proposal No. 3 – Adoption of Amendment to Amended Articles of Incorporation to Increase Authorized Capital Stock, page 9

Purpose of Amendment, page 9

2. We note your response to our prior comment 1. We note that your Form S-1 registration statement filed on March 19, 2013 states that you are offering 179,283,383 shares of common stock but you state on page 9 of your preliminary proxy statement that you may issue "up to 180,000,000 shares of common stock" pursuant to that registration statement. Please revise so that these numbers are consistent or explain to us why this is not necessary.

3. We note your response to our prior comment 2 and reissue in part. Please briefly describe the material terms of the notes and debentures, including the date or dates of required conversion or repayment in cash, the fixed price or fixed prices of conversion into the your common stock, the aggregate amount of notes and debentures that will be converted pursuant to such fixed price, the "agreed discount" as referenced on page 9,

and the aggregate amount of notes and debentures that will be converted into your common stock pursuant to the valuation described on page 9 of your preliminary proxy statement.

4. We note your disclosure on page 9 that you have "issued or agreed to issue convertible securities which would, if converted, require issuance of approximately 72,000,000 shares of common stock." Please clarify whether or not all such convertible securities have been issued.

5. We note your disclosure on page 9 regarding the "issuance of an as yet undetermined number of shares of common or preferred stock on a corporate combination that has not yet been negotiated." Please disclose that, depending upon how such corporate combination is structured, shareholders may not get an opportunity to vote on the transaction. In addition, please disclose that there is no guarantee that such transaction will occur.

Proxy Card

6. Please revise the proxy card to include a box marked abstain for proposal 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

Cc: Via E-mail
        Randolf W. Katz, Esq.
        Baker & Hostetler LLP